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SECURI 05036545 SION

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SEC FILE NUMBER
8 - 13967

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Deutsche Ixe LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

885 Third Avenue, Suite 2530

(No. and Street)

New York,	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick De San **464-442-0701**

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP

(Name --- *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 24 2005 WASH. D.C. 179 SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PROCESSED MAR 11 2005 THOMSON FINANCIAL

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Marco Vera**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Deutsche Ixe LLC**, as of **December 31, 2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public

FRANCINE P. LeFOSSE
Notary Public, State of New York
No. 24--4901769
Qualified in Kings County
Commission Expires ~~Aug~~ Oct. 17, 20 05

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deutsche Ixe, LLC

Consolidated Statement of Financial Condition
December 31, 2004

Deutsche Ixe, LLC
Index
December 31, 2004

Page(s)

Report of Independent Auditors 1

Financial Statement

Consolidated Statement of Financial Condition 2

Notes to Consolidated Statement of Financial Condition 3-5

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Members of
Deutsche Ixe, LLC

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Deutsche Ixe, LLC and its wholly owned subsidiary (the "Company") at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed more fully in note 4, the Company has extensive transactions and relationships with affiliated parties.

PricewaterhouseCoopers LLP

February 21, 2005

Deutsche Ixe, LLC
Consolidated Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 2,826,476
Due from affiliate of Member (Note 4)	2,576,114
Fixed assets, net of accumulated depreciation of $164,511 (Note 5)	283,119
Prepaid expenses and other assets	116,526
Total assets	$ 5,802,235
Liabilities and Members' Equity	
Liabilities	
Accrued compensation	$ 2,920,332
Accrued expenses and other liabilities	448,731
Total liabilities	3,369,063
Commitments and contingent liabilities (Note 6)	
Members' equity	
Members' interest	$ 1,000,000
Retained earnings	1,433,172
Total members' equity	2,433,172
Total liabilities and members' equity	$ 5,802,235

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization and Description of Business

Deutsche Ixe, LLC (the "Company"), formerly NDBCM, LLC, a Delaware limited liability company, was formed on December 20, 2002 as a wholly owned subsidiary of NDB Capital Markets LP, an indirect wholly owned subsidiary of Deutsche Bank A.G. On April 14, 2003, NDB Capital Markets LP transferred its broker-dealer license to the Company. The Company was approved as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and as a member of the National Association of Securities Dealers ("NASD"), as of that date. On May 20, 2003, NDB Capital Markets LP transferred 40% of its membership to DB US Financial Market Holding Corporation and 60% to Ixe Securities Inc. (the "Parent"), a wholly owned subsidiary of Ixe Grupo Financiero S.A. de C.V., a Mexican company. On May 23, 2003, the Company changed its name to Deutsche Ixe, LLC. The Company commenced operations on July 1, 2003.

The Company provides equity research to Deutsche Bank Securities Inc. and Ixe Grupo Financiero S.A. de C.V. and their affiliates to distribute to their customers.

The Company acts as an introducing broker dealer in executing security transactions for its customers on an agency basis. All customer security transactions are cleared on a fully disclosed basis through Deutsche Bank Securities Inc., an affiliate of a Member of the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Deutsche Ixe Brasil Consultora em Valores Mobiliaros Ltda. All intercompany transactions and balances have been eliminated in consolidation.

Cash and cash equivalents

The Company considers all liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2004, cash and cash equivalents include an investment of $2,405,484 in an interest bearing money market account held at a U.S. financial institution.

Revenue recognition

The Company earns a research fee by providing equity research to Deutsche Bank Securities Inc., an affiliate of DB US Financial Market Holding Corporation. Under the Research Purchase Agreement with Deutsche Bank Securities Inc., the Company receives a research fee for 3 years up until March 31, 2006, consisting of two components: a monthly fixed research component which is billed quarterly in advance and recognized over the period to which the fee relates; and a component which is based on a percentage of certain net revenues of Deutsche Bank Securities Inc. for the period. Such variable component is determined by Deutsche Bank Securities Inc. as of December 31, 2004, and for each calendar quarter up until March 31, 2006, and recognized by the Company in the period in which the net revenues were earned. The variable component is payable within 30 days of the end of each respective quarter.

The Company earns commission income on the security transactions it executes for its customers. Commission income and any related expense is recorded on a trade date basis.

Depreciation
Fixed assets are being depreciated on a straight-line basis over their estimated useful lives, generally 3 years.

Income tax
The Company is a limited liability company, which is taxed as a partnership and, accordingly, the taxable income or loss of the Company is included in the Federal and state income tax returns of the Members. The Company is subject to Unincorporated Business Tax of New York City.

Fair value of financial instruments
SFAS No. 107, *Disclosure about Fair Value of Financial Instruments*, requires the disclosure of fair value of financial instruments, including assets and liabilities recognized in the Statement of Financial Condition. Management estimates that the carrying value of financial instruments recognized in the Statement of Financial Condition approximates their fair value, as such financial instruments are short-term in nature or bear interest at current market rates.

Use of estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2004, the Company had net capital of $2,417,996 which was $2,193,392 in excess of its required net capital of $224,604. The ratio of aggregate indebtedness to net capital was 1.39 to 1.

The Company is exempt from SEC Rule 15c3-3 as it does not hold customer funds or safekeep customer securities pursuant to an exemption under Paragraph (k)(2)(ii) of that Rule.

4. Related Parties

All of the Company's revenue from research fees was earned from Deutsche Bank Securities Inc., an affiliate of one of the Members of the Company. As of December 31, 2004, $2,530,056 is included in due from affiliate of Member.

All of the Company's security transactions are cleared through Deutsche Bank Securities, Inc. Included in Due from affiliate of Member is $46,058 of commissions receivable on these transactions.

Certain employees of an affiliate of Ixe Grupo Financiero S.A. de C.V. have provided research services to the Company for which an amount has been paid by the Company.

Certain employees of an affiliate of DB US Financial Market Holding Corporation have provided research services to the Company for which an amount has been paid by the Company.

Each year the Company will distribute an amount as determined by the Board to the Members in the appropriate equity percentage of each Member. The distribution is expected to be made in the second quarter of each fiscal year, except that no distribution can be made that would cause the Company to violate its minimum net capital requirements under SEC Rule 15c3-1.

5. Fixed Assets

Fixed assets consist of the following:

	December 31, 2004
Office equipment	$ 211,987
Computer hardware	167,103
Computer software	58,364
Furniture and fixtures	10,176
Total cost	447,630
Less: accumulated depreciation	164,511
	$ 283,119

6. Commitments and Contingent Liabilities

Office lease
The Company has an obligation under a non-cancelable office lease which expires on December 15, 2006. The total lease commitment for the periods ended December 31, 2005 and December 15, 2006 are $264,105 and $253,101, respectively.

7. Financial Instruments with off Balance Sheet Risk and Concentrations of Credit Risk

Pursuant to the terms of the agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2004, the Company had no liability with regard to this right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

Included in Due from affiliate of member on the statement of financial condition is commissions receivable from the Company's clearing broker. The Company is subject to credit risk should the clearing broker be unable to repay the receivable, however, the Company does not anticipate non-performance by this counterparty.